ALLGREEN PROPERTIES LIMITED

02 JUN 11 AM 11:56

02034889

File No. 82-4959

Date: 25 APR 2002

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 6/17

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 37 OF 25.04.2002
Announcement No. 37

ALLGREEN PROPERTIES LIMITED

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 16th Annual General Meeting of Allgreen Properties Limited will be held at The Gallery, Level 2, Traders Hotel, 1A Cuscaden Road, Singapore 249716 on Friday, 17 May 2002 at 10.30 am to transact the following ordinary and special business:

AS ORDINARY BUSINESS

1.	To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2001 and the Reports of Directors and Auditors thereon.		(Resolution No. 1)
2.	To declare a Final Dividend of 6% or 3 cents per share less income tax for the year ended 31 December 2001.		(Resolution No. 2)
3.	To approve the payment of S$170,000 as Directors' Fees for the year ended 31 December 2001 (2000: S176,000)		(Resolution No. 3)
4.	To elect the following Directors retiring pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:		
	(i)	Mr Goh Soo Siah	(Resolution No. 4)
	(ii)	Mr Teo Joo Kim	(Resolution No. 5)
	(iii)	Mr Wan Fook Kong	(Resolution No. 6)
5	To re-appoint Messrs Foo Kon Tan Grant Thornton as the Company's Auditors and to authorise the Directors to fix their remuneration.		(Resolution No. 7)
AS SPECIAL BUSINESS			
6.	To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:- "THAT the Directors be and are hereby authorised pursuant to the provisions of Section 161 of the Companies Act, Cap. 50, to allot and issue such of the unissued shares of the Company on such terms and conditions and with such rights or restrictions as they may deem fit PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty per cent (50%) of the issued share capital of the Company for the time being, of which the aggregate number of shares issued other than on a pro rata basis to existing shareholders does not exceed twenty per cent (20%) of the issued share capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."		(Resolution No. 8)
7.	To transact any other business that may be transacted at an Annual General Meeting.		

NOTICE OF BOOK CLOSURE

NOTICE IS HEREBY GIVEN that subject to shareholder's approval of the payment of the aforementioned dividend at the Annual General Meeting to be be held on 17 May 2002 at 10.30 am, the Share Transfer Books and Register of Members of the Company will be closed from 6 June 2002 to 7 June 2002, both dates inclusive. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5 pm on 5 June 2002 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by the Company to CDP which will in turn distribute entitlements to shareholders.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
25 APRIL 2002
SINGAPORE

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, he shall specify on each instrument of proxy the number of shares in respect of which the appointment is made, failing which the appointment shall be deemed to be in the alternative.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994 not less than 48 hours before the time appointed for the Meeting.

Explanatory Note on Special Business to be transacted:
Ordinary Resolution No. 8, if passed, will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting of the Company, to issue shares in the Company up to an amount not exceeding 50% of the issued capital of the Company for the time being, of which not more than 20% of the issued share capital of the Company may be issued other than on a pro rata basis, for such purposes as they consider would be in the interests of the Company.

Submitted by Ms Isoo Tan, Company Secretary on 25/04/2002 to the SGX

MASNET No. 39 OF 25.04.2002
Announcement No. 39

ALLGREEN PROPERTIES LIMITED

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held on 17 May 2002 at The Gallery, Level 2, Traders Hotel, 1A Cuscaden Road, Singapore 249716 at 11.30 am (or as soon thereafter as the Annual General Meeting of the Company to be held on the same day is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as Ordinary Resolutions:-

ORDINARY RESOLUTIONS

The Allgreen Share Option Scheme

RESOLUTION NO. 1

(A) THAT the share option scheme to be known as the "ALLGREEN SHARE OPTON SCHEME" (the "Scheme"), under which options may be granted to selected directors and employees of the Company, its subsidiaries and associated companies to subscribe for ordinary shares of S$0.50 each in the capital of the Company (the "Scheme Shares"), particulars of which are set out in Appendix 1 of the Circular to Members dated 25 April 2002, be and is hereby approved.

(B) AND THAT the Board of Directors of the Company be and is hereby authorised:-

(i) to establish a Committee for the purpose of administering, modifying and/or altering the Scheme from time to time provided that such modification and/or alteration is effected in accordance with the provisions governing the Scheme;

(ii) to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme; and

(iii) to offer and grant options in accordance with the provisions of the Scheme and to allot and issue from time to time such number of Scheme Shares as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided always that the aggregate number of Scheme Shares shall not exceed fifteen (15) percent of the issued share capital of the Company from time to time.

RESOLUTION NO. 2

THAT approval be given for options to be granted under the Allgreen Share Option Scheme with subscription prices which are set at a discount to the market price (as determined in accordance with the provisions of the Scheme) provided that the maximum discount shall not exceed 20% of the relevant market price at the time the options are granted.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
25 APRIL 2002
SINGAPORE

NOTES

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. Where a member appoints more than one proxy, he must specify the proportion of shareholding to be represented by each proxy. If no proportion of shareholding is specified, the proxy whose name appears first shall be deemed to represent 100 per cent of the shareholding of his/her appointor and the proxy whose name appears after shall be deemed to be appointor in the alternate.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at No. 1 Kim Seng Promenade, #05-02 Great World City, Singapore 237994 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

4. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under the hand of an officer or attorney duly authorised.

Submitted by Ms Isoo Tan, Company Secretary on 25/04/2002 to the SGX